SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

July 21, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

July 21, 2003

      Symbol – TSX: KGI

KIRKLAND LAKE GOLD ANNOUNCES

EQUITY PLACEMENT OF UP TO

CDN$ 8,500,000

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it has agreed to privately place up to CDN$ 8,500,000 worth of units at a price of CDN$ 2.60 per unit. Each unit will consist of one common share and one-half of a share purchaser warrant. Each whole warrant will entitle the holder to purchase a further common share for a period of two years at a price of CDN$ 3.00 per share. A fee of 5% on some of the proceeds raised will be paid.

The proceeds from the financing will be used to carry out further development of the Company’s Kirkland Lake mining properties in Ontario and for general working capital. The financing is subject to receipt of all regulatory approvals.

The Company will not be proceeding with the private placement of up to CDN$ 5 million in 10% convertible notes announced June 10, 2003.

For further information, please contact:

Brian A. Hinchcliffe         (705) 567-5208.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	July 21, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer